Exhibit 4.7

DEPARTMENT OF THE TREASURY WASHINGTON, D.C. 20220

MUL-565595

SETTLEMENT AGREEMENT

This Settlement Agreement (the “Agreement”) is made by and between the U.S. Department of the Treasury’s Office of Foreign Assets Control and ING Bank, N.V.

I.	PARTIES

1. The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury administers and enforces economic sanctions against targeted foreign countries, regimes, terrorists, international narcotics traffickers, and persons engaged in activities related to the proliferation of weapons of mass destruction, among others. OFAC acts under Presidential national emergency authorities, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction.

2. ING Bank, N.V. and its predecessor banks (collectively, “ING Bank”) is a financial institution registered and organized under the laws of The Netherlands. The Netherlands’ De Nederlandsche Bank N.V. (“DNB”) is ING Bank’s primary regulator.

II.	FACTUAL STATEMENT

3. In August 1994, ING Bank opened the Netherlands Caribbean Bank N.V. (“NCB”), a joint venture with Cuba. The Wholesale Banking Division of ING Bank (“ING Wholesale Banking”) also opened a representative office in Havana (“ING Havana”). ING Wholesale Banking’s branch in Curacao (“ING Curacao”) processed all payment instructions on behalf of, and performed support functions for, NCB and ING Havana.

4. Payment processing manuals developed at ING Havana and NCB instructed employees to give special attention to payment details for any name or company related to Cuba in order to avoid confiscation by unaffiliated U.S. banks. Senior management within ING Curacao, with the knowledge of ING Groep Compliance and Legal, regularly reminded ING Curacao staff, by email and verbally, to avoid Cuba references in payment instructions. Staff members who failed to comply with the instructions were subject to oral reprimands, warning letters, or termination. NCB also provided similar instructions to its customers on sending U.S. dollar (“USD”) payments (which would have transited the United States) to their NCB accounts, directing the customers to: (i) reference NCB, and not the customer, as the beneficiary, (ii) make reference to the customer’s name or account number elsewhere in the same message and (iii) refrain from making any references to Cuba.

MUL-565595	Page 2 of 9
ING Bank N.V.

5. Beginning in 1998, ING Curacao employed a standard practice of screening information on payment instructions for Cuba-related references that might have resulted in wires becoming blocked in the United States. If the filter identified a reference to Cuba, ING Curacao, NCB, or ING Havana sometimes would modify the message to eliminate or camouflage the Cuban reference or other information that caused the “hit” before sending the payment to unaffiliated U.S. banks without references that would have caused U.S. financial institutions to identify transactions as involving a blocked Cuban interest. ING Curacao’s Documentary Trade Department also instituted a standard practice of sending settlement instructions to paying banks and clients requesting they mention only an ING Curacao reference number and not the names of the Cuban beneficiaries. At the instruction of senior management, ING Curacao employees used coded references to describe Cuba-related information that was sent to, or accessible by, ING Wholesale Bank’s representative office in New York.

6. Beginning in 2001, ING Curacao increasingly used MT 202 cover payments to send Cuba-related payments to unaffiliated U.S. banks, which would not have to include originator or beneficiary information related to Cuban parties. For serial payments, up until the beginning of 2003, NCB populated field 50 of the outgoing SWIFT MT 103 message with its own name or Bank Identifier Code. Beginning in the second quarter of 2002, NCB populated field 50 with its customer’s name, but omitted address information. ING Curacao also included its customer’s name, but no address information, in field 50 of outgoing SWIFT messages. Additionally, while in 2004 the use of International Bank Account Number (“IBAN”) codes in field 50 of MT 103 payment messages was instituted across ING Bank, outgoing payments for non-Cuban customers of ING Curacao also included the customers’ names and addresses, whereas payments for Cuban customers of ING Curacao contained only the customers’ names and the IBAN. On multiple occasions when unaffiliated U.S. institutions successfully interdicted Cuba-related payments, ING Bank personnel, including management and a lawyer in ING Legal and Compliance, falsely stated to the U.S. institution that ING Curacao had intended to make the payment in another currency in an attempt to recover the funds.

7. In 2004, shortly after learning of this conduct, an employee in ING Wholesale Banking wrote in an email that ultimately reached ING’s Groep Legal Department, in part:

There are several countries which are subject to sanctions by the US government … We must not carry out any transactions involving payments to or from entities in these countries denominated in US dollars, as all dollar payments are cleared through Manhattan and thus fall under US jurisdiction … Any failure to observe this restriction could place ING in breach of US law.

An attorney in ING Groep’s Legal Department was not receptive to this view, however, responding:

… we have been dealing with Cuba … for a lot of years now and I’m pretty sure that we know what we are doing in avoiding any fines … So don’t worry and direct any future concerns to me so that we can discuss before stirring up the whole business.

MUL-565595	Page 3 of 9
ING Bank N.V.

8. In addition to maintaining and distributing an explicit policy of omitting the name and BIC of Cuban banks in payment messages sent to the unaffiliated U.S. correspondent banks, ING Wholesale Banking’s branch in France (“ING France”) also provided a USD traveler check processing service to a Cuban bank. The service entailed the Cuban bank sending USD travelers checks to ING France without an endorsement stamp. Upon receiving the checks, ING France would then endorse the checks using an ING France endorsement stamp. In March and June 2000, the Cuban bank inquired about the creation of an ING France endorsement stamp for its own use on travelers checks from Cuba. A department head from ING France authorized the Cuban bank to create and use such a stamp. The Cuban bank manufactured the stamp with the advice of a senior manager at ING France and other personnel. There were no references to Cuba or the Cuban bank’s name on the stamp so that the Cuban involvement was not apparent. Rather, it appeared as if only ING France was involved. In August 2004, ING France approved a similar procedure to process travelers checks for and issued a new stamp to a second Cuban bank. Although in 2003 and 2005, ING France’s Payment Department Audit Reports raised questions regarding the propriety of the practice of allowing a Cuban bank to use an ING France- style endorsement stamp, there is no indication that ING France acted on this information, or that the activity had ceased until at least 2006.

9. Although understanding among employees at ING Wholesale Banking’s branch in Belgium (“ING Belgium”) varied regarding whether the use of cover payments differed from methods used to process non-OFAC sanctioned country payments, the employees, with the knowledge of senior employees in multiple ING Belgium departments, took care to ensure that there was no reference to OFAC-sanctioned countries in payment messages sent to the United States. The Head of ING Belgium’s Compliance Department stated that the use of cover payments in connection with payments involving OFAC sanctioned countries had been in place for about 40 years, beginning with Cuban transaction, and was subsequently used for transactions involving other OFAC-sanctioned countries. Awareness among employees at ING Belgium of this cover payment method was widespread and included, specifically, senior employees from the Financial Institutions, Payments, Documentary Trade, and Financial Markets departments.

10. ING Wholesale Banking’s branch in The Netherlands (“ING Netherlands”) used care not to include references to U.S. sanctioned countries in USD SWIFT messages because they believed doing so was necessary to avoid the payments being blocked by unaffiliated U.S. correspondent banks in accordance with OFAC regulations. ING Netherlands’s Trade and Commodity Finance business in its Rotterdam location (“TCF Rotterdam”) maintained USD accounts on behalf of Curef Metal Processing B.V. and Nickel Refining and Trading B.V., Cuban SDNs, and, from at least 1994 up to 2006, employees of TCF Rotterdam processed transactions on behalf of these entities using suspense accounts and two other companies that were also clients of TCF Rotterdam and not listed on the SDN list. One of the non-SDN entities was used, with TCF Rotterdam management’s knowledge, to act as “a special purpose front office” for Curef for certain transactions. One TCF Rotterdam employee wrote that this arrangement was “Highly confidential.” This payment method was initiated to avoid the blocking of the clients’ USD payments by unaffiliated U.S. correspondent banks and implemented according to “standing instructions to the TCF Rotterdam back office.”

MUL-565595	Page 4 of 9
ING Bank N.V.

Furthermore, this practice was apparently known within ING Bank Legal, TCF Rotterdam Risk Management, and the relevant credit committees.

11. In November 2003, Bank Tejarat, Iran issued a $1,550,000 letter of credit (“LC”) on behalf of Iran Air to finance the purchase of an aircraft engine from a Romanian trading company. The LC required “a certificate of origin for the engine indicating that it was U.S. origin,” and stated that “the aircraft engine was to be transported to ‘Tehran via Mehrabad Airport’ through Germany.”

12. In November 2003, the Romanian trading company contacted ING Wholesale Banking’s branch in Romania (“ING Romania”) about transferring the LC to the trading company’s “USA Partner.” Subsequently, Bank Tejarat amended the LC to make it transferable by the trading company to its U.S. supplier; changed the description of the goods to obscure their origin, changed the final destination of the goods from Tehran to Germany; and deleted the U.S. certificate of origin document requirement and all references to Iran. Amendments directed by Bank Tejarat had the effect of removing all references to Iran and obscuring the U.S. origin of the goods. In February 2004, ING Romania transferred the LC, then in the amount of $1,205,000, to the U.S. exporter.

13. In March 2004, a U.S. bank noted a discrepancy in a reimbursement claim related to the LC and informed ING Romania that it therefore was not authorized to pay the claim. The advising bank contacted ING Wholesale Banking in Amsterdam for assistance in resolving the reimbursement claim problem. Later that month, the claiming bank employee requested “the complete details of the issuing bank …” One ING Wholesale Banking employee in Amsterdam advised another, however, that “the delay in payments with [the advising bank] was done only because they gave a wrong L/C number. I would advise you to say this … and nothing more. [F]or the whole structure, [the claiming bank] should not have in writing anything. I think US banks know how the game is played…” After an ING Romania employee separately informed the advising bank that the LC related to Bank Tejarat, the advising bank disclosed the transaction to OFAC.

14. OFAC has reason to believe that ING Bank’s conduct resulted in transactions prohibited by Executive Orders and/or regulations promulgated pursuant to the International Emergency Economic Powers Act (“IEEPA”), 50 U.S.C. §§ 1701-06, and the Trading With the Enemy Act (“TWEA”), 50 U.S.C. App. §§ 1-44.

15. From on or about October 22, 2002, to on or about July 6, 2007, ING Bank processed 20,452 electronic funds transfers, trade finance transactions, and travelers checks in which Cuba had an interest, in the aggregate amount of $1,654,657,318, through financial institutions located in the United States in apparent violation of the prohibition against “[a]ll transfers of credit and all payments between, by, through, or to any banking institution or banking institutions wheresoever located, with respect to any property subject to the jurisdiction of the United States,” 31 C.F.R . § 515.201(a).

MUL-565595	Page 5 of 9
ING Bank N.V.

16. From on or about December 26, 2003, to on or about September 6, 2007, ING Bank processed a combined 41 electronic funds transfers and trade finance transactions, in the aggregate amount of $15,469,938, through financial institutions located in the United States, in apparent violation of the prohibitions against (i) “the exportation or re-exportation of financial services to Burma, directly or indirectly, from the United States…,” of the Burmese Sanctions Regulations (“BSR”), 31 C.F.R. § 537.202, and/or (ii) dealing in property and interests in property that “come within the United States” of persons listed in the Annex to Executive Order 13310, 31 C.F.R. § 537.201.

17. From on or about January 14, 2004, to on or about December 11, 2006, ING Bank processed a combined 44 electronic funds and transfers and trade finance transactions, in the aggregate amount of $1,976,483, to the benefit of the Government of Sudan and/or persons in Sudan, through financial institutions located in the United States in apparent violation of the prohibitions against (i) the “exportation or re-exportation, directly or indirectly, to Sudan of…services from the United States,” 31 CF.R. § 538.205, and/or (ii) dealing in property and interests in property of the Government of Sudan that “come within the United States,” 31 CF.R. § 538.201.

18. From on or about January 13, 2004, to on or about April 27, 2004, ING Bank processed three electronic funds transfers in the aggregate amount of $26,803, to the benefit of the Government of Libya and/or persons in Libya, through financial institutions located in the United States in apparent violation of the now-repealed prohibition against the exportation of “…goods, technology … or services … to Libya from the United States…,” 31 C.F.R. § 550.202.

19. On or about October 27, 2004, ING Bank processed one $153,000 electronic funds transfer to the benefit of the Government of Iran and/or persons in Iran, through a financial institution located in the United States in apparent violation of the prohibition against the “exportation …, directly or indirectly, from the United States … of any … services to Iran or the Government of Iran,” 31 C.F.R. § 560.204. In addition, from on or about February to March 2004, ING Bank processed, through financial institutions located in the United States, one $1,205,000 transferable export letter of credit, including a related reimbursement claim, issued by an Iranian Bank related to the export of an aircraft engine from the United States to Iran in apparent violation of the prohibition against the “exportation …, directly or indirectly, from the United States, … of any … services to Iran or the Government of Iran,” 31 C.F.R. § 560.204.

20. The apparent violations of the CACR, BSR, SSR, the now-repealed LSR, and one of the apparent violations of the ITR described above were voluntarily self-disclosed to OFAC within the meaning of OFAC’s Economic Sanctions Enforcement Guidelines (the “Guidelines”). The February to March, 2004, apparent violation of the ITR was not voluntarily self-disclosed to OFAC within the meaning of the Guidelines. See 31 C.F.R. part 501, App A.

21. The apparent violations by ING Bank described above undermined U.S. national security, foreign policy, and other objectives of U.S. sanctions programs.

MUL-565595	Page 6 of 9
ING Bank N.V.

22. Upon discovering the apparent violations, and under the direction of the DNB, ING Bank took prompt and thorough remedial action through extensive, global measures, including adopting a consolidated sanctioned countries policy for all ING Bank business units and an export compliance program focusing on U.S. regulations concerning the re-export of U.S. origin goods to sanctioned countries; instituting broad-based training sessions on sanctions policy at ING Bank’s offices; implementing new software for the screening of international payments and customer databases for all ING Bank entities worldwide; disengaging from any new business in any currency involving Cuba, Iran, Burma, North Korea, Sudan and Syria; closing its representative office in Havana; purchasing the non-ING Bank interests in NCB, closing its Havana office, and placing it into liquidation; and circulating a set of policy guidelines reinforcing existing business principles regarding transparency and emphasizing in greater detail ING Bank’s commitment to, and minimum standards for, transparency in payment processing and trade transactions among others.

23. ING Bank cooperated with OFAC by conducting an historical review to identify weaknesses in its compliance program and providing substantial and well-organized information regarding the apparent violations for OFAC’s assessment; signing a tolling agreement with OFAC; and by responding to multiple inquiries and requests for information. ING Bank did not consistently cooperate with OFAC with regard to explicit requests for information, however. The requested information was ultimately provided, but only after multiple submissions to OFAC of information that was heavily redacted.

24. OFAC had not issued a penalty notice or Finding of Violation against ING Bank in the five years preceding the apparent violations.

III.	TERMS OF SETTLEMENT

IT IS HEREBY AGREED by OFAC and ING Bank that:

25. ING Bank has terminated the conduct described in paragraphs 3 through 13 above and has put in place, and agrees to maintain, policies and procedures that prohibit, and are designed to minimize the risk of the recurrence of, similar conduct in the future.

26. After a period of one year from the date of this Agreement, ING Bank shall conduct a review of its policies and procedures and their implementation, and an appropriate risk-focused sampling of USD payments, to ensure that its OFAC compliance program is functioning effectively to detect, correct, and report OFAC-sanctioned transactions when they occur. The review, which shall commence one year after the date of this Agreement, shall be conducted by ING Bank’s Corporate Audit Services. The review will be conducted in accordance with generally accepted auditing standards and the results will be submitted to OFAC within six months of the one-year anniversary date of this Agreement.

27. Without this Agreement constituting an admission or denial by ING Bank of any allegation made or implied by OFAC in connection with this matter, and solely for the purpose

MUL-565595	Page 7 of 9
ING Bank N.V.

of settling this matter without a final agency finding that a violation has occurred, ING Bank agrees to a settlement in the amount of $619,000,000 arising out of the alleged violations of IEEPA, TWEA, the Executive Orders, and the Regulations referenced in this Agreement. ING Bank’s obligation to pay such settlement amount to OFAC shall be satisfied by its payment of an equal amount in satisfaction of penalties assessed by U.S. federal, state, or county officials arising out of the same pattern of conduct.

28. Should OFAC determine, in the reasonable exercise of its discretion, that ING Bank has willfully and materially breached its obligations under paragraphs 26 or 27 of this Agreement, OFAC shall provide written notice to ING Bank of the alleged breach and provide ING Bank with 30 days from the date of ING Bank’s receipt of such notice, or longer as determined by OFAC, to demonstrate that no willful and material breach has occurred or that any breach has been cured. In the event that OFAC ultimately determines that a willful and material breach of this Agreement has occurred, OFAC will provide notice to ING Bank of its determination, and this Agreement shall be null and void, and the statute of limitations applying to activity occurring on or after October 19, 2002, shall be deemed tolled until a date 180 days following ING Bank’s receipt of notice of OFAC’s determination that a breach of the Agreement has occurred.

29. OFAC agrees that, as of the date that ING Bank satisfies the obligations set forth in paragraphs 26 through 27 above, OFAC will release and forever discharge ING Bank from any and all civil liability, under the legal authorities that OFAC administers, in connection with any and all violations arising from or related to the conduct disclosed during the course of the investigation, including that described in paragraphs 3 through 13 above and the alleged violations described in paragraphs 15 through 19 above.

30. ING Bank waives any claim by or on behalf of ING Bank, whether asserted or unasserted, against OFAC, the U.S. Department of the Treasury, and/or its officials and employees arising out of the facts giving rise to this Agreement, including but not limited to OFAC’s investigation of the apparent violations and any possible legal objection to this Agreement at any future date.

IV.	MISCELLANEOUS PROVISIONS

31. The provisions of this Agreement shall not bar, estop, or otherwise prevent OFAC from taking any other action affecting ING Bank with respect to any and all violations not arising from or related to the conduct described in paragraphs 3 through 13 above or the investigation, or violations occurring after the date of this Agreement. The provisions of this Agreement shall not bar, estop, or otherwise prevent other U.S. federal, state, or county officials from taking any other action affecting ING Bank.

32. Each provision of this Agreement shall remain effective and enforceable according to the laws of the United States of America until stayed, modified, terminated, or suspended by OFAC.

MUL-565595	Page 8 of 9
ING Bank N.V.

33. No amendment to the provisions of this Agreement shall be effective unless executed in writing by OFAC and by ING Bank.

34. The provisions of this Agreement shall be binding on ING Bank and its successors and assigns.

35. No representations, either oral or written, except those provisions as set forth herein, were made to induce any of the parties to agree to the provisions as set forth herein.

36. This Agreement consists of 9 pages and expresses the complete understanding of OFAC and ING Bank regarding resolution of the alleged violations arising from or related to the conduct described in paragraphs 3 through 19 above. No other agreements, oral or written, exist between OFAC and ING Bank regarding resolution of this matter.

37. OFAC, in its sole discretion, may post on OFAC’s website this entire Agreement or the facts set forth in paragraphs 3 through 19 of this Agreement, including the identity of any entity involved, the satisfied settlement amount, and a brief description of the alleged violations. OFAC also may issue a press release including this information,

38. Use of facsimile signatures shall not delay the approval and implementation of the terms of this Agreement. In the event any party to this Agreement provides a facsimile signature, the party shall substitute the facsimile with an original signature. The Agreement may be signed in multiple counterparts, which together shall constitute the Agreement. The effective date of the Agreement shall be the latest date of execution.

MUL-565595	Page 9 of 9
ING Bank N.V.

39. All communications regarding this Agreement shall be addressed to:

ING Bank N.V.	Office of Foreign Assets Control
P.O. Box 810	U.S. Department of the Treasury
1000 AV Amsterdam	Attn. Sanctions Compliance & Evaluation
The Netherlands	1500 Pennsylvania Avenue, N.W., Annex Washington, DC 20220

AGREED:

/s/ Jan-Willem Vink		/s/ Adam J. Szubin
Jan-Willem Vink		Adam J. Szubin
General Counsel ING Bank, N.V.		Director
Office of Foreign Assets Control

DATED:	8 June 2012	DATED:	June 11, 2012

/s/ J.V. Koos Timmermans
J.V. Koos Timmermans
Vice Chairman, Management Board Banking ING Bank, N.V.

DATED:	8-6-2012